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                                            FOR IMMEDIATE RELEASE
                                            February 29, 1996


      CON EDISON TO REFUND $317 MILLION OF ITS PREFERRED STOCK


     Consolidated Edison Company of New York, Inc. (NYSE: ED) announced that it is making a public offering today of $275 million of its 7 3/4% Quarterly Income Capital Securities (Series A Subordinated Deferrable Interest Debentures). The proceeds of the offering will be applied, along with other funds of the Company, to refund approximately $317 million of the Company's outstanding preferred stock. The Capital Securities are being offered through underwriters pursuant to a registration statement that has been filed with the Securities and Exchange Commission and declared effective. The managing underwriters for the offering are Lehman Brothers, Dean Witter Reynolds Inc., A. G. Edwards & Sons, Inc., Merrill Lynch, PaineWebber Incorporated, Prudential Securities Incorporated and Smith Barney. Copies of the prospectus for the offering may be obtained from Lehman Brothers, 3 World Financial Center, New York, New York 10285.

     The preferred stock to be refunded includes an estimated $227 million aggregate par value of the series of the Company's Cumulative Preferred Stock ($100 par value) listed below which was tendered by shareholders pursuant to the Company's Offer to Purchase, dated January 29, 1996, and subject to the terms and conditions of the Offer is to be purchased by the Company. The period for tendering such preferred stock pursuant to the Offer expired at 5:00 p.m., New York City time, on February 27, 1996. Stock tendered pursuant to the Offer's guaranteed delivery procedure ("Protects") must be received by the Depositary no later than 5:00 p.m., New York City time, on March 1, 1996.

  SERIES         OUTSTANDING       SHARES TENDERED
OF PREFERRED      SHARES     GOOD ORDER   PROTECTS    TOTAL

5 3/4%  Series A  600,000     519,796    10,100     529,896
5 1/4%  Series B  750,000     609,415     2,150     611,565
4.65 %  Series C  600,000     304,849   141,630     446,479
4.65 %  Series D  750,000     526,862       550     527,412
7.20 %  Series I  500,000      25,000        --      25,000
6 1/8%  Series J  500,000     129,500        --     129,500


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     The balance of the preferred stock to be refunded is $90
million of preferred stock which the Company today called for redemption on March 30, 1996. The series of the Company's preferred stock to be redeemed are:

     - 500,000 shares of Cumulative Preferred Stock, 5 3/4% Series E ($100 par value) at a redemption price of $101.00 per share plus an amount equal to dividends accrued from February 1, 1996 to, but not including, March 30, 1996, for a total of $101.93 per share.

     - 400,000 shares of Cumulative Preferred Stock, 6.20% Series F ($100 par value) at a redemption price of $102.50 per share plus an amount equal to dividends accrued from February 1, 1996 to, but not including, March 30, 1996, for a total of $103.50 per share.

     Shares of the Series E and Series F stock should be surrendered for redemption by mail to Con Edison, P.O. Box 149, Cooper Station, New York, NY 10003, or by hand delivery to Con
Edison Disbursement Services, Four Irving Place, Room 249-S, New
York, NY  10003.